Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

Exhibit 99.1

Buenos Aires

May 2, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Relevant Information

To whom it may concern,

We are writing to inform you that on the date hereof the Board of Directors of Grupo Financiero Galicia S.A. (the “Company”), in compliance with the decision made at the Ordinary and Extraordinary Shareholders´ Meeting held on April 24, 2018, has decided to make available to the shareholders of the Company from May 9, 2018 a cash dividend in the amount of Ps. 1,200,000,000.00 corresponding to the 2017 fiscal year

Please note that we will timely provide the requisite cash payment report in accordance with current regulations.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com